Filed by IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: NYSE Euronext
(Commission File No. 001-33392)

FIA Japan Interview Q&A

ICE Responses for FIA Japan magazine -- both electronic and hard copy - the content (as an interview) will be published in the FIA Japan magazine (March 2013 edition) which will be electronically released on 21st February and print outs will be made available at the following conferences: GMAC Tokyo, FIA Boca, FIA NY Expo, FOW Derivatives World in HK. Previous versions can be downloaded here: www.fiajapan.org

1/ Since inception, ICE has shown its potential for growth through acquisition. Could you share some light as to the reasoning and timing behind the NYSE Euronext bid?

The announcement that we made at the end of last year positions ICE and NYSE Euronext to create a leading operator of global exchanges and clearing houses for commodities, credit derivatives, equities and equity derivatives, foreign exchange and interest rates. We believe we can unlock significant value and grow our businesses to a greater extent than could be done independently, while providing an expanded range of products and services for global markets as regulatory reform creates further demand.

The combined entity will offer a full range of financial and commodity markets served by global platforms and distribution and supported by a strong management team with significant corporate governance. Upon closing the new company will be the world’s 3rd largest exchange by traded contract volume and operate 14 regulated exchanges and five central clearing houses.

The transaction to acquire NYSE Euronext will allow us to tap new markets and respond to demand across all asset classes amid a time of significant change.

2/ NYSE has had a presence in Tokyo for some years now, but this merger would possibly equate to an entry level presence into Japan for ICE. What are you plans for Japan in particular, and for Asia as a whole?

As a global operator of energy markets, ICE has had a presence in Asia via our office in Singapore for over a decade. In Japan specifically, Japanese based companies are able to access our trading platform through becoming members of ICE Futures Europe (www.theice.com/publicdocs/futures_jurisdiction.pdf).

Asia is an important region for ICE’s global energy business. Our portfolio of global energy products includes over 40 Asia-specific cleared energy contracts. These include the ICE JKM LNG future based on the Platts daily LNG assessment for the Japan / Korea Marker (JKM), ICE 180cst Singapore Fuel Oil future which is the leading refined oil price benchmark for the region and ICE GlobalCOAL Newcastle futures contract, the leading coal benchmark in Asia-Pacific. This month, we also announced the upcoming launch of API 8 South China coal futures which is a cash settled contract based on price of coal delivered into Southern China. In addition, Brent and Gasoil futures are widely traded in Asia and the region has contributed to the growth seen in these contracts over recent years.

3/ What are your thoughts on the current regulatory changes taking place in the US and in Europe, and how could this impact your business strategy in Asia?

The development of new financial regulation follows G20 commitments defined in 2008 and is an ongoing and dynamic process and ICE is investing substantial time and resources in this area in order to comply with the rules as they become evident.

ICE is therefore working extensively with the industry and regulators across all the jurisdictions in which we operate, from the U.S. to Europe and Asia, to ensure that new solutions maximise and enhance market efficiencies, while minimising unintended consequences such as a reduction in market liquidity or dramatically increased costs. However, it is important to note that many of the proposed regulatory changes have already taken place in our energy markets, well in advance of the completion of financial reform. Therefore, we are well positioned to support our members and clients across the world, including across Asia, with implementation.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This written communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations.  In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as are described in the section entitled “Risk Factors” in the joint proxy statement/prospectus filed by ICE with the SEC, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 6, 2013, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S−4, which includes a preliminary joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants is included in the joint proxy statement/prospectus, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.